WESBANCO, INC.
ANNUAL MEETING OF THE SHAREHOLDERS
APRIL 20, 2005

FORWARD LOOKING DISCLOSURES

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this presentation should be read in conjunction with WesBanco's 2004 Annual Report on Form 10-K, as well as the 10-Q's for the prior quarters ended September 30, 2004, June 30, 2004 and March 31, 2004, filed with the Securities and Exchange Commission ("SEC"), which are available at the SEC's website www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2004 Annual Report on Form 10-K filed with the SEC under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the businesses of WesBanco and its recent acquisitions may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the mergers may not be fully realized within the expected timeframes; disruption from the mergers may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the parent company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the SEC, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform; competitive conditions in the financial services industry; rapidly changing technology affecting financial services and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

THANK YOU

A "Thank You" goes out to the Board of Directors, Management and Employees for their hard work, diligence and perseverance in making 2004 a successful year for WesBanco and to the Shareholders for your continued support.

WesBanco
www.wesbanco.com

YOUR COMPANY*

- Now has $4.6 billion in assets.
- Now serves approximately: 172,000 deposit & 49,000 loan customers.
- Now has 85 offices, 2 lending offices, & 129 ATM's.
- $2.6 billion in trust assets.

*As of 3/31/2005

2004 YEAR IN REVIEW

April – announced the Western Ohio acquisition.


Cornerstone
Bank

2004 YEAR IN REVIEW

July – Trinity Point branch opened in Washington, PA


WesBanco
ENTER

2004 YEAR IN REVIEW

August – announced the Winton acquisition.


WINTON
Savings & Loan
Enter / Exit
Drive-Thru

2004 YEAR IN REVIEW

September – construction begins on the new Kingwood branch office.



2004 YEAR IN REVIEW

September – flood ravages WesBanco's market areas.


New Martinsville, WV


Marietta, OH
Photo Taken By: Washington County Sheriff's Office - Aviation Division

2004 YEAR IN REVIEW

September – flood ravages WesBanco's market areas.


WesBanco

Elm Grove, WV

2004 YEAR IN REVIEW

WesBanco
www.wesbanco.com

November – Dennis Powell becomes EVP & Chief Operating Officer.

2004 RESULTS

(net income in thousands)	YEAR 12/31/2004	YEAR 12/31/2003	% CHG
Net income	$38,182	$36,130	5.7%
EPS - diluted	$1.90	$1.80	5.6%
Return on assets	1.07%	1.08%	-0.9%
Return on equity	11.37%	11.38%	-0.1%

WesBanco
www.wesbanco.com

2005 EVENTS

- January – completed the Winton acquisition.
- February – dividend increased 4.0 % to $1.04 per share.
- March – authorized new 1 million share repurchase plan.

WesBanco
www.wesbanco.com

1ST QUARTER 2005

(net income in thousands)	QUARTER ENDED 3/31/2005	QUARTER ENDED 3/31/2004	% CHG
Net income	$11,080	$9,759	13.5%
EPS - diluted	$0.48	$0.49	-2.0%
Return on assets	0.99%	1.16%	-14.7%
Return on equity	10.42%	12.23%	-14.8%

DELINQUENCY LEVELS vs. PORTFOLIO GROWTH

TOTAL PORTFOLIO LOANS



In thousands
$1,816,161
$1,931,797
$2,485,366
$2,958,094
62.9% Increase
'02
'03
'04
3/31/2005

TOTAL LOANS PAST DUE 30,60, 90+



In thousands
$38,654
$28,231
$23,042
$28,806
25.5% Decrease
'02
'03
'04
3/31/2005

NET CHARGE OFF RATIO


In thousands
NET CHARGE-OFFS TO AVERAGE LOANS
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
0.60%
0.40%
0.20%
0.00%
0.50%
0.46%
0.31%
0.14%
2002
2003
2004
3/31/2005
Total average loans
Net charge-off percent

NEW BRANCH LOOK


WesBanco
ENTER →
Welcome
CUSTOMER PARKING
DRIVE-THRU ATM


WesBanco





WesBanco
www.wesbanco.com

BARNESVILLE BRANCH

New branch set for 2006 opening


METAL ROOFING SYSTEM
E.I.F.S. FRIEZE
PRECAST CONC ACCENT BAND
E.I.F.S. ICONS & LINTELS
ALUMINUM STOREFRONT & WINDOW SYSTEM

Small enough to listen.

Big enough to help.

WesBanco®

www.wesbanco.com

WesBanco
www.wesbanco.com

CHECKING PROMOTION



More Than
Free Checking.
No Strings.
FREE CHECKING
WesBanco
WesBanco
www.wesbanco.com
WesBanco Bank, Inc. is a Member FDIC
Free On-Line Bill Pay • 650 Free ATMs • Free Debit Card

WesBanco
www.wesbanco.com

WESBANCO ARENA


WesBanco Arena
A.C.J.
Contractors
& Engineers

2005 FOCUS

- Continue integration of Springfield & Cincinnati regions.
- Loan growth in the commercial and retail mortgage categories.
- Deposit growth strategy.

2005 FOCUS

- Remain focused on continued improvement in credit quality.
- Review expenses to improve efficiencies and lower operating costs.
- Continue to remain acquisition-focused.

WesBanco
www.wesbanco.com

RECENT ACQUISITION HISTORY

2 major acquisitions in the last year, Adding approx. $1.0 billion in assets, 14 branch offices and 2 LPO's

Western Ohio Financial Corporation - August 2004

$400 million in assets, 7 branches

New markets - Springfield and Dayton, OH

Winton Financial Corporation - January 2005

$550 million in assets, 7 branches, 2 Loan production offices

New market - Cincinnati, OH

WesBanco
www.wesbanco.com

WESBANCO MARKET DEMOGRAPHICS*

	WEST VIRGINIA	NEW MARKETS MONTGOMERY, CLARK & GREENE COUNTIES Dayton/Springfield, OH	NEW MARKET HAMILTON COUNTY Cincinnati, OH
Total Population *	1,808,344	851,690	845,303
Median Income *	$29,696	$41,663 (1)	$40,964
Per Capita Income *	$16,477	$21,590 (1)	$24,053
Market Share @6/30/04 (2)	8.5%	2.8%	1.3%

The 4 Ohio counties combined represent nearly **100%** of the total West Virginia population.

*Source: Census Bureau - 2000 Census (1) Weighted avg. (2) Source: FDIC Summary of Deposits at 6/30/2004

WesBanco
www.wesbanco.com

FRANCHISE EXPANSION



OHIO
UNITED STATES
WEST VIRGINIA
KENTUCKY
Portland
Celina
Wapakoneta
Millersburg
Pittsburgh
Plum
Bellefontaine
Mount Vernon
New Philadelphia
Weirton
Sidney
Coshocton
Cadiz
Mount Lebanon
Winchester
Piqua
Urbana
Yorkville
St. Clairsville
Washington
Troy
Newark
Cambridge
Huber Heights
Springfield
Zanesville
Waynesburg
Richmond
Dayton
Xenia
New Lexington
Caldwell
New Martinsville
Middletown
McConnelsville
Fairmont
Logan
Middlebourne
Wilmington
Chillicothe
Athens
Grafton
Fairfield
McArthur
Parkersburg
Cincinnati
Hillsboro
Waverly
Wellston
New Milton
Philippi
Pomeroy
Glenville
Weston
Georgetown
Point Pleasant
Spencer
Elkins
West Union
Portsmouth
Sutton
Maysville
Vanceburg
Ironton
Flemingsburg
Ashland
Clay
Glade View
Webster Springs
Cynthiana
Huntington
Charleston
Grayson
Summersville
Ohio

LOANS & DEPOSITS BY STATE

(in millions)

	LOANS	DEPOSITS
WEST VIRGINIA	$1,446	$1,939
NON-WEST VIRGINIA	$1,517	$1,131

LOANS 3/31/2005


NON
WV
51%
WV
49%

DEPOSITS 3/31/2005


NON
WV
37%
WV
63%

EARNINGS PER SHARE


$1.41
$1.60
$1.70
$1.80
$1.90
CAGR 6.8% from 1999 to 2004
2000
2001
2002
2003
2004

DIVIDENDS PER SHARE

WesBanco
www.wesbanco.com

- 20 consecutive years of dividend increases
- Dividend yield approximating 4.1%


$0.88
$0.90
$0.92
$0.94
$0.96
$1.00
$1.04
1999
2000
2001
2002
2003
2004
2005 *
Annualized

* Reflects 2/24/2005 dividend rate increase announcement.

RETURN TO SHAREHOLDERS



In thousands
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$247.5 million in dividends and stock repurchases returned to shareholders from 1999 to present
$37,011
$28,367
$14,975
$19,957
$17,856
$2,739
$11,812
$17,752
$17,167
$16,737
$18,890
$19,278
$19,792
$5,208
1999
2000
2001
2002
2003
2004
3/31/2005
Dividends
Stock Repurchases, net

STOCK PERFORMANCE*


WSBC + 408%
S&P + 351%
450%
350%
250%
150%
50%
-50%
'77
'81
'85
'89
'93
'97
'01
3/31/05
WesBanco
S & P 500

* Total return assumes dividends are not reinvested

REASONS TO CONTINUE YOUR INVESTMENT IN WESBANCO

- Consistent growth in earnings per share.
- Above average dividend yield: 4.1%.
- Acquisition-focused.
- Improving demographics & new markets.
- Improving credit quality.
- Strong long-term stock performance.

(1) Annualized dividend rate of $1.04 per share based on current market price.

QUESTIONS ?